DC

No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 10, 2006

Anthony R. Augliera
Senior Vice President and Deputy General Counsel
Wachovia Corporation
Legal Division
NC0630
One Wachovia Center
301 South College Street
Charlotte, NC 28288

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/10/2006

Re: Wachovia Corporation
Incoming letter dated December 20, 2005

Dear Mr. Augliera:

This is in response to your letter dated December 20, 2005 concerning the shareholder proposal submitted to Wachovia by the SEIU Master Trust and the Sisters of the Order of St. Dominic of Grand Rapids, Michigan. We also have received a letter from the SEIU Master Trust dated January 25, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Steve Abrecht
Executive Director
Service Employees International Union Master Trust
1313 L Street, NW
Washington, DC 20005

104019

cc: Mary Brigid Clingman OP
Councilor of Mission and Advocacy
The Sisters of the Order of St. Dominic of Grand Rapids, Michigan
2025 E. Fulton Street
Grand Rapids, MI 49503-3895

Wachovia Corporation
Legal Division
NC0630
One Wachovia Center
301 South College Street
Charlotte, NC 28288

Tel 704 374-6611

RECEIVED

2005 DEC 21 PM 3:25

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Anthony Augliera
Senior Vice President and
Deputy General Counsel
Direct Dial: 704 383-4901
Fax: 704 715-4494
anthony.augliera@wachovia.com

WACHOVIA

1934 Act/Rule 14a-8

December 20, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Wachovia Corporation - Omission of Shareholder Proposal Submitted by SEIU Master Trust and the Sisters of the Order of St. Dominic of Grand Rapids, Michigan

Ladies and Gentlemen:

Wachovia Corporation, a North Carolina corporation ("Wachovia"), hereby notifies the Securities and Exchange Commission (the "Commission") of its intent to omit a shareholder proposal from its proxy statement and form of proxy for Wachovia's 2006 Annual Meeting of Shareholders (the "2006 Proxy Materials"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in connection therewith, respectfully requests the staff of the Division of Corporation Finance (the "Staff") to indicate that it will not recommend any enforcement action to the Commission.

The Proposal

The Service Employees International Union Master Trust (the "SEIU Master Trust") and the Sisters of the Order of St. Dominic of Grand Rapids, Michigan (collectively, the "Proponents") have submitted a proposal (the "Proposal") for inclusion in Wachovia's 2006 Proxy Materials. The Proposal, including its supporting statement, is attached as Exhibit A. The correspondence from the Sisters of the Order of St. Dominic of Grand Rapids, Michigan, which indicates that its Proposal is being filed in conjunction with the SEIU Master Trust, also is included in Exhibit A.

The Proposal requests that "the Board of Directors report to shareholders by October 2006 on the effect on our company's business strategy of the challenges created by global climate change." The Proposal also states that the "report should include, but need not be limited to, a discussion of the effects of (a) rising public and regulatory pressures to limit the emission of greenhouse gases, and (b) anticipated changes to our physical environment." In addition, the Proponents provide that the "report should be prepared at reasonable cost and omit proprietary information."

Summary of Wachovia's Position

As set forth more fully below, Wachovia believes that it may properly omit the Proposal from its 2006 Proxy Materials pursuant to Rule 14a-8(i)(7), because the proposal deals with a matter relating to the conduct of Wachovia's ordinary business operations.

Rule 14a-8(i)(7)-Proposal Relates to the Conduct of Ordinary Business Operations.

Rule 14a-8(i)(7) under the Exchange Act permits the exclusion of a shareholder proposal if the proposal deals with the company's ordinary business operations. The Commission has stated that whether a proposal falls under the ordinary business exclusion rests on two considerations: (i) the subject matter of the proposal, which takes into account whether the tasks are so fundamental to management's ability to run a company on a day-to-day basis that they would not be appropriate for shareholder oversight; and (ii) the degree to which the proposal seeks to "micro-manage" the company by delving too deeply into complex matters that the shareholders, as a group, would not be in position to make an informed judgment. See Exchange Act Release No. 34-40018 (May 21, 1998). Wachovia believes that the Proposal falls squarely within the scope of the above considerations and may be excluded under Rule 14a-8(i)(7) because it relates to its ordinary business operations.

The Proposal requests that Wachovia's Board of Directors prepare a report for shareholders, within a specified time frame and containing at least certain specified information, on the effects on Wachovia's business strategy of the challenges created by global climate change. The Proposal and its supporting statement are virtually identical to a proposal submitted to Wachovia last year for inclusion in Wachovia's 2005 proxy materials by one of the Proponents, the SEIU Master Trust (the "2005 Proposal"). The 2005 Proposal is attached as Exhibit B. The 2005 Proposal requested that "the Board of Directors report to shareholders by October 2005 on the effect on Wachovia's business strategy of the risks created by global climate change." The Staff agreed with Wachovia that the 2005 Proposal was excludable by Wachovia under Rule 14a-8(i)(7) because it related to ordinary business operations "(i.e. evaluation of risk)". See Wachovia Corporation (publicly available January 28, 2005). The Proposal submitted by the Proponents this year is identical except that it replaces the word "risk" with the word "challenges" in its request for a report on the effects of global climate change on Wachovia's business strategy. Wachovia believes that despite this slight change, the focus of the Proposal and its supporting statement would require Wachovia to engage in an internal assessment of the risks and liabilities that Wachovia may face as a result of global climate change and is excludable under Rule 14a-8(i)(7) because, similar to the 2005 Proposal, it relates to Wachovia's ordinary business operations.

Wachovia is a diversified financial services holding company that provides a wide range of financial services to its customers. Wachovia's services include, among other things, commercial and retail lending, investment advisory, investment banking, private equity investment, retail brokerage, insurance brokerage and mortgage banking. Wachovia believes that any assessment of the challenges of global climate change on Wachovia's business and prospects necessarily involves an evaluation and assessment of a multitude of risks and challenges relating to climate change, including the risk that climate change will impact the revenues and cash flow of Wachovia's borrowers and companies in its investment portfolio. The effects of global climate change, including the effects on individual companies located in areas that may be impacted by global climate change such as areas susceptible to frequent hurricanes and other severe weather patterns influenced by global climate change, is one of many risks that Wachovia must consider as part of its daily operations in conducting its various lines of business, including its daily lending and private equity investment operations. The risks or challenges associated with global climate change are potential factors in the overall evaluation process in connection with Wachovia's underwriting standards, policies and procedures, as well as in establishing loan pricing policies and loan loss reserves. The evaluation of challenges or risks also play a part in the context of the various financial performance metrics that Wachovia utilizes in its daily lending activities, including risk adjusted return on capital, which measures returns in relation to the risks taken. In addition, the Proposal's requirement that the report include a discussion of the effects of "rising public and regulatory pressures to limit the emission of greenhouse gases" also deals with ordinary business activities, including Wachovia's compliance function and its governance processes for evaluating risks to Wachovia's reputation. In essence, the Proposal focuses on matters that involve Wachovia's fundamental day-to-day business activities and would require Wachovia to provide a detailed report that, in effect, summarizes Wachovia's ordinary business operations. Thus, Wachovia believes that the Proposal is precisely the type of report involving ordinary business activities noted by the Commission in Exchange Act Release No. 34-40018 as falling within the ordinary business exclusion, and is essentially no different from the 2005 Proposal that the Staff concluded was excludable by Wachovia under Rule 14a-8(i)(7). See Wachovia Corporation.

As was the case with the 2005 Proposal, Wachovia believes that the focus of the Proposal, including its supporting statement, is to require Wachovia to engage in an internal risk and liability assessment of what Wachovia faces as a result of global climate change in its ordinary business operations. In our view, the subtle change in the current Proposal of requesting a report on the effect on Wachovia's business strategy of the "challenges created by global climate change" rather than the "risks created by global climate change" as contained in the 2005 Proposal does not change the primary focus of the Proposal of requiring an internal assessment of the risks, liabilities and effects of global climate change on Wachovia's business strategy. Any assessment or evaluation of the challenges that Wachovia may face as a result of global climate change would require the identical action by Wachovia as an assessment of the risks and liabilities associated with global climate change. Wachovia believes that in order to address the challenges of global climate change, Wachovia must assess and evaluate the risks and potential liabilities of how global climate change may impact Wachovia's ordinary business lending and investment operations. Accordingly, since any evaluation of the challenges created by global climate change is the same as an assessment of the risks created by global climate change, the Proposal is the same as the 2005 Proposal, which the Staff concluded involved an evaluation of risks relating to Wachovia's ordinary business operations.

Although the Proposal's supporting statement makes some broad references to the public policy issues relating to global climate change, in seeking a report on the challenges created by global climate change, the Proponents primary focus is on the impact to Wachovia of the possible risks associated with global climate change. This is evident in the Proposal's supporting statement, which also is substantially identical to the supporting statement contained in the 2005 Proposal. For example, in both the 2005 Proposal and the current Proposal, the supporting statement acknowledges Wachovia's wide variety of businesses and the belief of the difficulty that shareholders may have in determining the extent that climate change policies and physical impacts will have on Wachovia's long-term business strategy. Both the supporting statement in the 2005 Proposal and the supporting statement in the current Proposal then state that "a Board-level assessment of these effects would assist shareholders in evaluating Wachovia's stock as a long-term investment." In essence, the Proponents are requesting Wachovia to perform a detailed internal appraisal of the impact and risks to Wachovia associated with global climate change. In this regard, the Proposal is very similar to other proposals requesting an assessment of a company's strategies to address the impact of climate change on a company's business that the Staff has concluded may be excluded under Rule 14a-8(i)(7) as relating to an evaluation of risk and ordinary business operations. For example, in American International Group, Inc. (publicly available February 11, 2004), the Staff ruled that a proposal requesting the board to prepare a report providing a comprehensive assessment of the company's strategies to address the impacts of climate change on its business related to the company's ordinary business operations. See also The Chubb Corporation (publicly available January 25, 2004) (identical proposal regarding the assessment of the company's strategies to address the impacts of climate change). In both American International Group, Inc. and The Chubb Corporation the Staff found that an assessment of a company's strategies to address the impact of climate change necessarily requires an evaluation of risk and benefits and is related to ordinary business operations. As noted above, Wachovia believes that the Proposal's request for an extensive analysis of the effects of global climate change on Wachovia's business involves probing into detailed operational processes that are part of Wachovia's ordinary business operations involving risk and liability assessment, and, therefore, is similar to American International Group, Inc. and The Chubb Corporation. See also The Dow Chemical Company (publicly available February 23, 2005) (proposal requesting a report describing the impacts that outstanding Bhopal issues, if left unresolved, may pose on the company, its reputation, its finances and its expansion in foreign countries excludable under Rule 14a-8(i)(7) because it involves an evaluation of risks and liabilities).

In addition, the Proposal is very similar to other proposals that have requested a report on the effects of various risks facing a company and that the Staff found involve ordinary business operations. For instance, in Xcel Energy Inc. (publicly available April 1, 2003) the Staff found that a proposal urging the board of directors to issue a report disclosing, among other things, the economic risks associated with the company's past, present and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury omissions related to the company's ordinary business operations because it dealt with the evaluation of risks and benefits. See also The Mead Corporation (publicly available January 31, 2001) (proposal requesting the board to report on the current status of the issues raised in a financial report as they affect the company, including a description of the company's liability projection methodology and an assessment of other major environmental risks, such as those created by climate change, excludable under Rule 14a-8(i)(7) because it focuses on the company's liability methodology and evaluation of risk). Similarly, in American International Group, Inc. (publicly available February 19, 2004), the Staff concluded that a proposal requesting the board to review and report to shareholders on the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy was excludable under Rule 14a-8(i)(7) because it related to the company's ordinary business operations. In finding that the proposal could be excluded under Rule 14a-8(i)(7), the Staff stated that the proposal related to the company's ordinary business operations "(i.e, evaluation of risks and benefits)." The Proposal, as in the above cases, also would involve conducting an appraisal of the risks of global climate change on Wachovia's business and prospects. See also Staff Legal Bulletin No. 14C (CF), dated June 28, 2005, where the Commission made clear that a proposal and its supporting statement that focus "on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health" is the type of proposal that may be excluded under Rule 14a-8(i)(7) as relating to ordinary business operations.

In sum, Wachovia believes that the Proposal focuses on Wachovia's fundamental day-to-day business operations and involves a matter that requires an internal assessment of the risks and liabilities regarding the daily operations of Wachovia and its numerous lines of business. Moreover, the Proposal probes "deeply into complex matters that the shareholders, as a group, would not be in position to make an informed judgment." See Exchange Act Release No. 34-40018 (May 21, 1998). Accordingly, based on the foregoing and in view of the consistent position of the Staff on prior proposals relating to similar issues, including the 2005 Proposal, Wachovia believes that it may properly omit the Proposal under Rule 14a-8(i)(7).

Conclusion

For the reasons set forth above, Wachovia respectfully submits that it may properly omit the Proposal from its 2006 Proxy Materials and requests that the Staff indicate that it will not recommend enforcement action to the Commission if Wachovia omits such Proposal.

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibits, are enclosed, and a copy of this letter is being sent to each of the Proponents. Wachovia hereby agrees to promptly forward to each of the Proponents any Staff response to this no-action request that the Staff transmits to Wachovia only by facsimile.

Please acknowledge receipt of this letter by stamping the enclosed copy of the first page of the letter and returning it in the enclosed self-addressed, stamped envelope. If you have any questions regarding this request, please call the undersigned at (704) 383-4901. My facsimile number is (704) 715-4494.

Very truly yours,

Anthony R. Augliera
Senior Vice President and
Deputy General Counsel

cc: Steve Abrecht
Executive Director, SEIU Master Trust

Mary Brigid Clingman OP
Councilor of Mission and Advocacy
Sisters of the Order of St. Dominic

Enclosures

Exhibit A

2006 – Wachovia Corp.

RESOLVED that shareholders of Wachovia Corporation request that the Board of Directors report to shareholders by October 2006 on the effect on our company's business strategy of the challenges created by global climate change. The report should include, but need not be limited to, a discussion of the effects of (a) rising public and regulatory pressures to limit the emission of greenhouse gases, and (b) anticipated changes to our physical environment. This report should be prepared at reasonable cost and omit proprietary information.

SUPPORTING STATEMENT

Global climate change threatens to affect companies across a wide variety of industries. Numerous reports from respected scientific bodies, such as the Intergovernmental Panel on Climate Change and the National Academy of Sciences, confirm that climate change is real and will cause a variety of profound alterations to the earth's natural systems if not arrested.

Regulatory responses to climate change have been adopted, and many more are likely. The Kyoto Protocol now requires signatory nations to reduce greenhouse gas emissions on average 5.2% below 1990 levels. U.S. states, including California, have proposed emissions-reduction initiatives.

Changes to our physical environment from climate change may pose serious consequences to real estate investments, companies in the tourism industry (which could be affected as climate change impairs recreational opportunities like skiing and water sports), and insurance premiums. A water shortage would have broad impacts on manufacturing, agriculture, forestry, and other types of operations. And an increase in dramatic weather patterns could lead to energy volatility and disease pandemic concerns.

According to the company's latest 10-K (2004), Wachovia and its subsidiaries provide a variety of corporate and retail banking, lending, asset management, mortgage, insurance, and other financial services in 49 U.S. states and numerous countries. Because of the complexity of Wachovia's assets and businesses, it is difficult for shareholders to determine the extent that climate change policies and physical impacts will have on the company's long-term business strategy. We believe that a Board-level assessment of these effects would assist shareholders in evaluating Wachovia's stock as a long-term investment.

Wachovia currently provides no substantial guidance to its investors on the impacts of this important issue, either in its annual report, on its website, nor any other financial filings. Yet key competitors, including JPMorgan Chase, Bank of America, and Citigroup, have addressed this public policy concern through written climate change policies, sustainable development project guidance, forest protection initiatives, resource and emissions reductions analysis, improved disclosure to investors on climate change, and executive or Board oversight for climate change policy implementation--clear signs that the banking industry is taking climate change seriously as a public policy issue.

With Wachovia's paucity of reporting on this increasingly important issue to our business, investors have no way of knowing what our company is doing to address this escalating global concern and the public policy impacts that will emerge from it.

Therefore, we urge shareholders to vote FOR this proposal.

Exhibit A

SEIU® Stronger Together

November 10, 2005

By Facsimile: (704)374-6840
Email and UPS Overnight

Mark C. Treanor
Senior Executive Vice President, General Counsel, and Secretary
Wachovia Corporation
301 South College Street
Charlotte, NC 28288-0013

Dear Mr. Treanor:

On behalf of the SEIU Master Trust ("the Trust"), I write to give notice that, pursuant to the 2005 proxy statement of Wachovia Corp. (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2006 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of Wachovia Corp. shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is enclosed. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Trust has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please contact me at (202)639-7612 if you have any questions.

Sincerely,

Steve Abrecht
Executive Director
SEIU Master Trust

SA:TR:bh
Enclosure

cc: Anthony Augliera
Sr. Vice President and Assistant General Counsel
at Fax # 704-715-4494

Fax
202-842-0046

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
1313 L Street, NW
Washington, DC 20005
202.639.0890
800.458.1010
www.SEIU.org

opeiu#2
afl-cio,clc

Exhibit A

Grand Rapids Dominicans
2025 E. Fulton Street · Grand Rapids, MI 49503-3895

November 14, 2005

G. Kennedy Thompson CEO
Wachovia Corp.
301 S. College St.
Charlotte, NC 28288-0013

RE: STOCKHOLDER RESOLUTION ON CLIMATE WARMING

Dear Mr. Thompson,

The Sisters of the Order of St. Dominic of Grand Rapids, Michigan are the beneficial owners of at least $2,000 of shares of stock of Wachovia Corporation. A letter of verification is enclosed will be sent under separate cover.

I am authorized to inform you of our intention to present the enclosed resolution requesting a report to shareholders by October 2006 on the effect on our company's business strategy of the challenges created by global climate change. We file in conjunction with Service Employees International Union (Tracey C. Rembert – Washington DC) and other ICCR shareholders for consideration and action by stockholders at the next annual meeting. I therefore submit it for inclusion in the proxy statement in accordance with rule 14a8 of the general rules and regulations of the Securities Exchange Act of 1934. We shall continue ownership of at least $2,000 of shares through the date of the annual meeting.

Sincerely,

Mary Brigid Clingman OP

Mary Brigid Clingman OP
Councilor of Mission and Advocacy
Sisters of the Order of St. Dominic

Cc: Tracey C. Rembert: Service Employees International Union
Leslie Lowe: ICCR

FAX: 616-454-6105 www.grdominicans.org Administrative Offices: 616-459-2910

Exhibit A

2006 – Wachovia Corp.

RESOLVED that shareholders of Wachovia Corporation request that the Board of Directors report to shareholders by October 2006 on the effect on our company's business strategy of the challenges created by global climate change. The report should include, but need not be limited to, a discussion of the effects of (a) rising public and regulatory pressures to limit the emission of greenhouse gases, and (b) anticipated changes to our physical environment. This report should be prepared at reasonable cost and omit proprietary information.

SUPPORTING STATEMENT

Global climate change threatens to affect companies across a wide variety of industries. Numerous reports from respected scientific bodies, such as the Intergovernmental Panel on Climate Change and the National Academy of Sciences, confirm that climate change is real and will cause a variety of profound alterations to the earth's natural systems if not arrested.

Regulatory responses to climate change have been adopted, and many more are likely. The Kyoto Protocol now requires signatory nations to reduce greenhouse gas emissions on average 5.2% below 1990 levels. U.S. states, including California, have proposed emissions-reduction initiatives.

Changes to our physical environment from climate change may pose serious consequences to real estate investments, companies in the tourism industry (which could be affected as climate change impairs recreational opportunities like skiing and water sports), and insurance premiums. A water shortage would have broad impacts on manufacturing, agriculture, forestry, and other types of operations. And an increase in dramatic weather patterns could lead to energy volatility and disease pandemic concerns.

According to the company's latest 10-K (2004), Wachovia and its subsidiaries provide a variety of corporate and retail banking, lending, asset management, mortgage, insurance, and other financial services in 49 U.S. states and numerous countries. Because of the complexity of Wachovia's assets and businesses, it is difficult for shareholders to determine the extent that climate change policies and physical impacts will have on the company's long-term business strategy. We believe that a Board-level assessment of these effects would assist shareholders in evaluating Wachovia's stock as a long-term investment.

Wachovia currently provides no substantial guidance to its investors on the impacts of this important issue, either in its annual report, on its website, nor any other financial filings. Yet key competitors, including JPMorgan Chase, Bank of America, and Citigroup, have addressed this public policy concern through written climate change policies, sustainable development project guidance, forest protection initiatives, resource and emissions reductions analysis, improved disclosure to investors on climate change, and executive or Board oversight for climate change policy implementation--clear signs that the banking industry is taking climate change seriously as a public policy issue.

With Wachovia's paucity of reporting on this increasingly important issue to our business, investors have no way of knowing what our company is doing to address this escalating global concern and the public policy impacts that will emerge from it.

Therefore, we urge shareholders to vote FOR this proposal.

Exhibit B

RESOLVED that shareholders of Wachovia Corporation ("Wachovia" or the "Company") request that the Board of Directors report to shareholders by October 2005 on the effect on Wachovia's business strategy of the risks created by global climate change. The report should include, but need not be limited to, a discussion of the effects of (a) rising public and regulatory pressures to limit the emission of greenhouse gases, and (b) changes in the physical environment. The report should be prepared at reasonable cost and omit proprietary information.

SUPPORTING STATEMENT

The issue of global climate change threatens to affect companies across a wide variety of industries. Reports from respected scientific bodies such as the Intergovernmental Panel on Climate Change and the National Academy of Science confirm that climate change is real and will cause a variety of profound changes in the earth's climate if not arrested.

Regulatory responses to climate change have been adopted, and more are likely. The Kyoto Protocol requires signatory nations to reduce greenhouse gas emissions on average 5.2% below 1990 levels. The European Union plans to introduce a greenhouse gas emissions permit trading system, mandatory limits on emissions from large industrial and energy-intensive businesses in the EU starting in 2005 have been proposed. U.S. states including California have proposed emissions-reduction initiatives. These regulatory measures present both challenges and opportunities for both regulated entities and the users of their products and services.

Changes in the physical environment from climate change could also have a serious impact. The performance of companies with large real estate holdings in areas affected by climate change, for example, could suffer. Similarly, companies in the tourism industry could be affected as climate change impairs recreational opportunities such as skiing and water sports. A water shortage would have a broad impact on manufacturing, agriculture, forestry and other types of operations. A company with significant income from investments in companies or fees derived from investments in companies that are themselves affected by climate change could see a reduction in income from those investments.

According to Wachovia's most recent 10-K filing, Wachovia and its subsidiaries provide a variety of banking, lending, trust, asset management, securities and other financial services in 49 U.S. states, Washington D.C., Puerto Rico and 43 countries. They own 1,546 locations and leases 3,523 locations from which they conduct their business. Wachovia also had a principal investing portfolio with a carrying value of $1.7 billion as of December 13, 2003, as reported in Wachovia's 2003 annual report to shareholders.

Because of the breadth and complexity of Wachovia's assets and businesses, it is difficult for shareholders to determine the extent of the impact climate risk will have on the Company's long-term prospects and business strategy. We believe that a board-level

Exhibit B

assessment of these effects would assist shareholders in evaluating Wachovia's stock as a long-term investment.

We urge shareholders to vote for this proposal.

Exhibit B

SEIU
Stronger Together

November 10, 2004

Mr. Mark Treanor
Secretary
Wachovia Corp.
301 South College Street
Charlotte, NC 28288

Dear Mr. Treanor:

On behalf of the SEIU Master Trust ("the Trust"), I write to give notice that, pursuant to the 2004 proxy statement of Wachovia Corp. (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2005 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of Wachovia Corp. shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Trust has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Steve Abrecht at (202) 639-7612.

Sincerely,

Steve Abrecht
Executive Director
SEIU Master Trust

SA:tm

OPEIU #2
AFL-CIO, CLC

Enclosure://1

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

SEIU MASTER TRUST
1313 L Street, N.W.
Washington, D.C. 20005
202.639.0890
800.458.1010

3105-1000

SEIU®
Stronger Together

RECEIVED
2006 JAN 25 PM 4:31
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 25, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Wachovia Corporation to omit shareholder proposal submitted by the Service Employees International Union Master Trust

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Service Employees International Union Master Trust (the "Trust") submitted a shareholder proposal (the "Proposal") to Wachovia Corporation ("Wachovia"). The Proposal asks Wachovia's Board of Directors to report to shareholders by October 2006 on the effect on Wachovia's business strategy of the challenges created by global climate change. The Proposal recommends that the report should include, but need not be limited to, a discussion of the effects of (a) rising public and regulatory pressures to limit the emission of greenhouse gases, and (b) anticipated changes in the physical environment.

By a letter dated December 20, 2005, Wachovia stated that it intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2006 annual meeting of shareholders and asked for assurance that the Staff would not recommend enforcement action if it did so. Wachovia claims that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7) as relating to Wachovia's ordinary business operations. As discussed more fully below, because the Proposal does not ask for a risk assessment, and because climate change is a significant policy issue, Wachovia has not met its burden of proving that it is entitled to exclude the Proposal on ordinary business grounds.

Wachovia argues that the Proposal relates to ordinary business operations because it deals with risk assessment, compliance and governance processes, all of which are ordinary business activities according to Wachovia. Wachovia spends the bulk of its request contending that the Proposal would require it to conduct an assessment of risks and liabilities. Last year, the Trust submitted a substantially similar proposal to Wachovia, which asked Wachovia to report on the effect on the company's business of the <u>risk</u> created by global climate change. To emphasize that the Trust is not seeking a risk assessment, but rather a board-level report focusing on corporate strategy, the Trust substituted "challenge" for "risk" in this year's Proposal.

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
1313 L Street, NW
Washington, DC 20005
202.639.0890
800.458.1010
www.SEIU.org

The Proposal now closely resembles other proposals that the Staff has determined are not excludable on ordinary business grounds, such as Waste Management Inc. (Mar. 11, 2002) (finding that proposal asking the company to report on the effect on its business strategy of measures to oppose privatization of waste collection, disposal and recycling services was not excludable on ordinary business grounds); Unocal Corporation (Feb. 23, 2004) (declining to allow exclusion of proposal asking Unocal to report on "how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions"); Reliant Resources Inc. (Mar. 5, 2004) (same). Unlike the Xcel, Mead and Dow Chemical proposals cited by Wachovia, the Proposal does not ask for an evaluation of risks or liabilities facing the company.

Wachovia relies on two Staff determinations regarding proposals submitted to insurers American International Group (Feb. 11, 2004) and The Chubb Corporation (Jan. 25, 2004). But insurance companies occupy a unique position when it comes to reporting on the effect of climate change on corporate strategy. Although all companies evaluate risks of various kinds, insurers do little else. As AIG stated in its request to omit a proposal asking it to "provid[e] a comprehensive assessment of AIG's strategies to address the impacts of climate change on its business," AIG's "core business" is "the underwriting of risk." (The same proposal was submitted to Chubb.) Chubb explained that producing the report requested by the proposal would require the company to discuss actuarial methods and assumptions as well as the pricing of its insurance products. For this reason, the Staff has allowed insurers to exclude climate-change-related proposals which are otherwise not excludable when submitted to non-insurers. Contrast Exxon Mobil Corporation (Mar. 23, 2005) (declining to allow omission of proposal asking Exxon Mobil to report on how it plans to meet greenhouse gas emission reduction targets in markets where it operates that have adopted the Kyoto Protocol).

It is by now well-established that global climate change is a "significant policy issue" and that proposals dealing with it may not be omitted in reliance on the ordinary business exclusion. Wachovia has not met its burden of showing that the Proposal is nonetheless excludable. It does not fall within the narrow category of exceptions carved out for insurance companies because Wachovia has a wide range of financial services. The Proposal does not ask Wachovia to assess risks or liabilities, or to conduct a cost-benefit analysis. Accordingly, Wachovia's request for no-action relief should be denied.

* * * *

If you have any questions or need anything further, please do not hesitate to call me at (202) 639-7612. The Trust appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,

Steve Abrecht
Executive Director of Benefit Funds

cc: Anthony R. Augliera
Senior Vice President and Assistant General Counsel
Fax# 704-715-4494

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 10, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wachovia Corporation
Incoming letter dated December 20, 2005

The proposal requests that the board prepare a report on the effect on Wachovia's business strategy of the challenges created by global climate change.

There appears to be some basis for your view that Wachovia may exclude the proposal under rule 14a-8(i)(7), as relating to Wachovia's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Wachovia omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Adviser